Exhibit 99(h)(5)

AMENDED AND RESTATED SCHEDULE A
TO THE SUPERVISION AND ADMINISTRATION AGREEMENT
BETWEEN
GLOBAL X FUNDS AND GLOBAL X MANAGEMENT COMPANY LLC
DATED OCTOBER 20, 2008

Intending to be legally bound, the undersigned hereby amend and restate Schedule A to the aforesaid Agreement to include the following investment portfolios as of December 5, 2008:

Fund	ANNUAL SUPERVISION AND ADMINISTRATION FEE

	(as a % of average daily net assets)

Global X FTSE Nordic 30 ETF	0.50%
Global X FTSE Argentina ETF	0.74	%*
Global X/InterBolsa FTSE Colombia 20 ETF	0.68	%*
Global X FTSE Egypt ETF	0.68	%*
Global X FTSE Peru ETF	0.68	%*
Global X FTSE Philippines 30 ETF	0.68	%*

*	Asset-based custody fees are not included in the annual Supervision and Administration fee. Asset-based custody fees will be borne by the respective fund.

GLOBAL X FUNDS

/s/ Bruno del Ama

Bruno del Ama
Title: President and CEO

GLOBAL X MANAGEMENT COMPANY LLC

/s/ Bruno del Ama
Bruno del Ama

Title: CEO